UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 24, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

DELAY IN DESPATCH OF CIRCULAR IN RELATION TO

(1) PROPOSED NON-PUBLIC ISSUANCE OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING;

(3) APPLICATION FOR WHITEWASH WAIVER; AND

(4) PROPOSED AMENDMENTS TO ARTICLES

Reference is made to the announcement (the “Announcement”) of China Eastern Airlines Corporation Limited (the “Company”) dated 2 February 2021 in relation to, among other things, the Non-public Issuance of A Shares under Specific Mandate, the A Share Subscription Agreement, the Whitewash Waiver and the proposed amendments to the Articles. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, a circular (the “Circular”) containing, among other things, (i) details of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate), the Whitewash Waiver and the proposed amendments to the Articles; (ii) a letter from the Independent Board Committee; and (iii) a letter of advice from the Independent Financial Adviser is expected to be despatched to the Shareholders on or before 23 February 2021 in accordance with the Hong Kong Listing Rules and the Takeovers Code.

As additional time is required to prepare and finalise certain information to be contained in the Circular, including but not limited to the letter from the Board, the letter from the Independent Board Committee, the letter from the Independent Financial Adviser, the financial information of the Group, and the reports to be provided by the Company’s independent financial adviser and its auditors or accountants in respect of the information which constitutes a profit forecast under Rule 10 of the Takeovers Code, the Company has applied to the Executive for its consent to waive from strict compliance with Rule 8.2 of the Takeovers Code and to extend the time for the despatch of the Circular from 23 February 2021 to a date on or before 12 March 2021 and the Executive has indicated that it is minded to grant such consent.

Further announcement will be made when the Circular is despatched.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 23 February 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

As at the date of this announcement, the directors of CEA Holding include Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to CEA Holding and parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.